Prospectus Supplement

Registration No. 333-275154

FIGURE CERTIFICATE COMPANY

SUPPLEMENT DATED NOVEMBER 4, 2025

TO THE PROSPECTUS DATED JULY 15, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Figure Certificate Company, dated July 15, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to “we”, “us”, or “our” refer to Figure Certificate Company unless the context specifically requires otherwise.

The purpose of this Supplement is to update the Prospectus with respect to approved blockchains used by FCC.

The following updates to the Prospectus are effective immediately:

1.	The following replaces the section titled “Overview of Digital Asset Securities and the Use of FCC’s Blockchain-Integrated System” found on page 6 of the Prospectus in its entirety:

The Certificates offered by FCC are issued as digital asset securities using open source, public, blockchain-based distributed ledgers that are secured using cryptography (each referred to as a “blockchain”). Each blockchain records issuances and transactions between two parties in a verifiable and permanent way, referred to as “immutability.” FCC’s transfer agent maintains the official record of Certificate ownership via a proprietary blockchain-integrated system that utilizes features of traditional book-entry form and one or more public blockchain networks. Because the transfer agent maintains the official record of Certificate ownership through a combination of on-chain and off-chain information, the Certificates are characterized herein as “digital asset securities.” For more information, see “Digital Asset Risks.”

FCC’s blockchain-integrated recordkeeping system is a permissioned system created by FCC’s transfer agent on a public blockchain network alongside various administrative control functions. For example, if FCC or its transfer agent become aware of an error or unauthorized transfer, the transfer agent retains the ability to correct the Certificate ownership records on the blockchain network. A person or entity associated with a blockchain wallet to which Certificates may be erroneously transferred or transferred through an unauthorized transaction would have no legal claim to the Certificates and would not accrue or receive any interest payments.

FCC currently uses the Provenance Blockchain as the primary public blockchain and purchasers of Certificates may initially hold their wallets on the Provenance Blockchain. However, FCC may also use the Solana, Stellar, Avalanche, Sui and other suitable blockchains for accounts upon request. The transfer agent’s blockchain network suitability framework is described in greater detail in the section “Suitability for Blockchain Networks” and includes certain key standards such as redundancy qualities, continuous uptime, block time, and transaction fees. Potential and existing Certificate holders must contact FCC’s transfer agent to determine the ability to hold Certificates on a blockchain other than an approved blockchain and the availability of the other blockchain. Approval to hold a Certificate on a blockchain other than an approved blockchain is subject to the sole discretion of FCC and its transfer agent. For more information regarding suitability criteria for the available blockchain networks, see “Blockchain Network Suitability Framework.”

Public blockchain networks require the payment of certain transaction fees to validate a transaction on the applicable network. These fees, which will vary from network to network, are typically paid in the native digital asset for the operation of the blockchain network. See “Native Digital Assets of Blockchain Networks.” Such transaction fees are intended to protect the blockchain networks from frivolous or malicious computational tasks. For transactions between approved wallets, transaction fees will be the responsibility of FCC or its affiliates, and Certificate holders will not be required to purchase any native digital asset to transact on the applicable network. See “Blockchain Network Transaction Fees.”

2.	The following replaces the section titled “Multi-Chain Support and Network Suitability Framework” found on page 23 of the Prospectus in its entirety:

FCC currently uses the Provenance Blockchain as the primary public blockchain and purchasers of Certificates may initially hold their wallets on the Provenance Blockchain. However, FCC may also use the Solana, Stellar, Avalanche, Sui and other suitable blockchains for accounts upon request. Please contact the Transfer Agent at support@figuremarkets.com to determine your ability to hold Certificates on a blockchain other than an approved blockchain and the availability of the other blockchain. Approval to hold your Certificates on a blockchain other than an approved blockchain is subject to the sole discretion of FCC and its Transfer Agent. For more information regarding suitability criteria for the available blockchain networks, see “Blockchain Network Suitability Framework.”

In the event of an authorized transfer from one approved blockchain to another approved blockchain, the transfer can be accomplished through the “burning” or “vaulting” of Certificates recorded on one blockchain and the “minting” of Certificates on the other blockchain. For example, assuming 100 Certificates are initially recorded on the Provenance Blockchain and a subsequent request to transfer the 100 Certificates from the Provenance Blockchain to Solana is approved, the Provenance Blockchain record would initially reflect the ownership of 100 Certificates and ultimately a burning or vaulting of 100 Certificates upon successful transfer, and the Solana blockchain record would reflect the minting and delivery of 100 Certificates. In such a situation, no new Certificates are created on the official record of Certificate ownership; rather, record ownership of Certificates is merely transferred from one blockchain to another.

The suitability of a blockchain network is determined by the Transfer Agent using a framework that specifies minimum acceptable standards for public blockchains used by FCC. The Transfer Agent’s blockchain network suitability framework is described in greater detail in the section “Suitability for Blockchain Networks” and includes certain key standards such as redundancy qualities, continuous uptime, block time, and transaction fees. The Transfer Agent may migrate away from a blockchain network used by FCC if the blockchain network fails to meet the key standards of the Transfer Agent’s suitability framework for sustained periods of time.

3.	Information about each blockchain network used by FCC found on pages 23-24 of the Prospectus under the section “Blockchain Network Suitability Framework” has been revised to read as follows:

Criterion		Provenance	Solana	Stellar	Avalanche	Sui
●	Analytics	https://provenance.io/pulse/ and https://explorer.provenance.io/dashboard	https://explorer.solana.com	https://stellarbeat.io	https://subnets.avax. network	https://suiscan.xyz/mainnet/home
Redundancy Qualities
●	Number of Full Nodes Online	98	4579	38	1728	392
●	Distinct Operating Environment Locations	9 (see https://observatory.zone /provenance/validators)	520	12	10	13
●	Third Party code audit	Informal Systems	Neodyme	n/a	Trail of Bits, Ancilia	Halborn, Zellic, OtterSec, Blaize.Security, Certora, MoveBit, and zkSecurity
Reliability Qualities
●	Mean Time Between Failures (MTBF)	∞	10795 hours	∞	5397 hours	100%
●	Uptime	100%	● 99.954% ● 298 minutes downtime ● 1 event	100%	● 99.958% ● 274 minutes downtime ● 2 events	100% uptime since its mainnet launch
Operational Characteristics
●	Testnet Availability	Yes	Yes	Yes	Yes	Yes
●	Node Ops Data	Full history	Full history	Full history	Full history	Full nodes require significant disk space for blockchain history and index files when serving RPC requests
●	Consensus Method	Proof-of-Stake based on CometBFT (formerly known as Tendermint Core) as its consensus engine	Proof-of-Stake + Proof-of-History	Stellar Consensus Protocol Proof-of-Agreement (PBFT based)	Avalanche Consensus Protocol	Delegated Proof-of-Stake (DPoS) with Mysticeti consensus protocol achieving 390 millisecond finality
●	Mutli-Sig Capable	Yes, using cosmos-sdk multisig accounts	Native method	Native method	EIP-191 + EIP-712	Supports Multisig signatures
●	Block Time	Targeted to be 3.5s on mainnet, current average for last 100 blocks on mainnet as of writing this was 4.42s. instant finality	0.4 seconds	5 seconds	2 seconds	0.24 seconds
●	Account (Public Key) Parallelization	No	Yes	Yes	Yes	Yes

Criterion		Provenance	Solana	Stellar	Avalanche	Sui
●	Signature Algo	ECDSA secp256k1	EdDSA ed25519	EdDSA ed25519	ECDSA secp256k1	Ed25519 Pure, ECDSA Secp256k1, ECDSA Secp256r1, Multisig, and zkLogin
●	Fee Token	HASH	SOL	XLM	AVAX	SUI
●	Effective Operating Cost per Transaction	$0.003 Assuming Bank send to be the most common tx (0.16023717 hash at price of $0.019)	$0.000782	$0.000006	$0.35	Avg 0.002797 SUI
●	Static Costs Per Account Per Year	$0	$0.25	$0.50	$0	Storage costs are paid upfront in perpetuity with 99% rebateable upon deletion
●	Minimum Initial Client AUM	N/A	N/A	N/A	N/A	N/A
Controls
●	Permission Control	Approved list	● Access list ● Exclude list ● Rate limits	Bidirectional Trustlines	Approved list	Can only be used by owners through private signature keys, with smart contract logic
●	Clawback/Administrative Balance Control	Provenance custom modules	Permanent delegate authority on Smart contract	Clawback flag	Smart contract	Only addresses with access to specific capability objects can perform administrative functions

4.	The following replaces the section titled “Native Digital Assets of Blockchain Networks” found on page 27 of the Prospectus in its entirety:

Hash (HASH): HASH has a circulating supply of approximately 20,127,168,371 tokens with a maximum supply of 100,000,000,000 tokens. HASH is used to pay for transaction fees on the Provenance Blockchain.

Solana (SOL): SOL has a circulating supply of 465 million with a total supply of 606 million tokens. Total supply inflates from staking rewards which is currently at 5.1% and declining 15% per annum with a 1.5% minimum. All transaction fees are paid in SOL and a percentage of fees are burned (currently 50%).

Stellar (XLM): XLM has a circulating supply of 29.1 billion tokens with a maximum supply of 50.0 billion tokens. XLM is used to pay for transaction fees on the Stellar blockchain.

Avalanche (AVAX): AVAX has a circulating supply of 393.9 million tokens with a total supply of 443.2 million tokens. The maximum supply of AVAX is 720 million tokens. Total supply increases by staking rewards at 5% rate. All transaction fees on the Avalanche network are paid in AVAX and are burned.

SUI (SUI): SUI has a circulating supply of approximately 3.6 billion tokens, with a maximum and total supply of 10 billion tokens. SUI is used to pay for transaction fees on the SUI blockchain.